Exhibit 99.1

Opera Limited announces third quarter 2019 financial results

●	Revenue of $93.7 million, growth accelerating to 119% year-over-year; exceeding the top end of Opera’s guidance range
●	Monthly active users averaging 232 million for smartphone (up 18% YoY) and 68 million for PC (up 16% YoY)
●	Opera News users grew 39% to over 169 million monthly active users year-over-year; dedicated news app increased to 41 million monthly active users
●	Opera’s microlending business more than tripled revenue versus the second quarter; driven by 5M loans totaling more than $250 million in total loan value
●	OList, our recently launched classifieds offering, reached 1 million listings within three months of launch
●	Net income of $28.1 million, supported by a non-cash OPay valuation gain
●	Adjusted EBITDA of $12.6 million, representing significant margin expansion versus the prior quarter
●	Raising 2019 revenue guidance range to $300 to $310 million, representing 77% growth at the midpoint versus 2018

Oslo, Norway, November 14, 2019 – Opera Limited (NASDAQ: OPRA), one of the world’s major browser developers and a leading internet consumer brand, today announced its unaudited consolidated financial results for the quarter ended September 30, 2019.

Third quarter 2019 financial highlights

	Three Months Ended September 30,		Year-over-	Nine Months Ended September 30,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2018	2019	year % change	2018	2019	year % change
Revenue	42,795	93,678	118.9%	122,069	205,245	68.1%

Net income (loss)	9,717	28,120	189.4%	23,747	35,923	51.3%
Margin	22.7%	30.0%		19.5%	17.5%

Adjusted EBITDA (1)	16,495	12,647	-23.3%	48,283	25,305	-47.6%
Margin	38.5%	13.5%		39.6%	12.3%

Adjusted net income (1)	12,494	30,578	144.7%	33,151	43,188	30.3%
Margin	29.2%	32.6%		27.2%	21.0%

Diluted net income per ADS, US$	0.09	0.25	176.6%	0.23	0.32	36.6%

Diluted adjusted net income per ADS, US$ (1)	0.11	0.27	146.1%	0.33	0.38	16.4%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

Frode Jacobsen, Opera’s CFO, said, “We are pleased with our third quarter results delivering accelerated revenue growth year-over-year and positive momentum throughout the business. We are successfully leveraging our well-known brand and large user base of more than 350 million monthly active users to drive growth in new opportunities beyond the browser, including news and content, fintech and classifieds. Our new initiatives, strategic investments and the continued growth of our browser, led to an accelerating growth trajectory with 119% year-over-year revenue growth.

“Our third quarter revenue growth was driven by strong results in both advertising and search revenues and more than a tripling of microlending revenue versus the second quarter, driven by rapid scaling in India and continued success in Kenya. Adjusted EBITDA margins expanded meaningfully versus the prior quarter, while we continued to invest aggressively in existing and future growth initiatives.”

Third quarter 2019 user base and product highlights

(All comparisons are relative to the third quarter of 2018 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 39% to 169 million
●	The Opera News app, launched in January 2018, reached 41 million average MAUs, up 136% on year-over-year basis
●	Total smartphone average MAUs grew 18% to 232 million
●	PC average MAUs grew 16% to 68 million
●	Provided 4.9 million microloans in the quarter with a total value of $250 million, up from 1.8 million microloans and $70 million value in the second quarter

Lin Song, Opera’s COO, said, “We are pleased with our strong third quarter results across all of our key metrics. We maintain a robust user growth trajectory while utilizing our scale to launch new products and further expand our market opportunity.

“Opera News continues to scale, with MAUs of our news app increasing 136% year-over-year to 41 million in the third quarter. We remain focused on driving user growth and increasing engagement through improved product quality and adding hyperlocal content on the platform. This includes the launch of Opera News Hub, a platform which allows content creators to publish and monetize through Opera News, which has already signed on 500 key opinion leaders. We continue to make progress monetizing our dedicated news app, with revenue up 44% versus the prior quarter.

“Opera Ads, our direct selling platform is evolving and expanding its capabilities. We are reaching an increasing number of both large businesses and small to medium sized enterprises which led to an increase in advertising revenue. Additionally, we launched OLeads, a product aimed at helping the tens of millions of small and medium enterprises in Nigeria grow and market their businesses online.

“Olist, our classified offering in Nigeria is progressing well. Listings have more than doubled to over 1 million from three months ago. We are focusing on growing listings and driving consumer awareness. We believe the potential in this area is very interesting, both in terms of advertising, but also from taking part in the underlying transactions through fee based models.

“On the browser side, our focus on product differentiation has led to continued growth with PC users up 16% year-over-year as we remain focused on privacy and security functionality, and supported by the continued success of Opera GX, our web browser tailored for gamers. Our smartphone user base also continued to grow during the quarter, as we launched offline file sharing in our Opera Mini browser that enables users to share content without using their mobile data or being limited by a slow network connection. The recent launch of our new tracker blocker is shown to speed up mobile browser speed by almost 20%.”

Business outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “In light of the success we achieved during the third quarter of 2019, we are again raising our full-year revenue expectations. We now expect 77% revenue growth at the midpoint of our 2019 guidance. This view includes further growth in our microlending business and continued scaling of our advertising business. We expect our newest initiatives, including OList and additional fintech efforts, to be more of a factor in 2020. Further, we are increasing the lower end of our 2019 Adjusted EBITDA guidance. This reflects further margin expansion in the fourth quarter, while continuing to make aggressive investments in both existing and new initiatives aimed at driving strong multi-year growth.”

As a result, Opera expects fourth quarter and full year 2019 revenue and adjusted EBITDA to be in the following ranges:

Fourth Quarter:

●

Revenue of $95 - $105 million, or 89 - 109% growth versus the fourth quarter of 2018, driven by fintech revenue and to a lesser extent growth in advertising and search revenue. This growth will be offset by an expected significant decline in technology licensing revenue

●	Adjusted EBITDA of $15 - $19 million, representing margin expansion versus the third quarter

Full Year:

●	Revenue of $300 - $310 million, or 74 - 80% growth year-over-year, an increase from our previous guidance of $270 - $290 million
●	Adjusted EBITDA of $41 - $45 million

Third quarter 2019 consolidated financial results

All comparisons in this section are relative to the third quarter of 2018 unless otherwise stated.

Revenue increased 119% to $93.7 million.

●	Search revenue increased 13% to $21.5 million, primarily due to smartphone and PC browser growth.
●	Advertising revenue increased 17% to $18.3 million, due to an increase in both smartphone and PC users and continued monetization improvements.
●	Fintech revenue was $39.9 million. This revenue tripled versus the prior quarter due to rapidly scaling India and continued growth in Kenya.
●	Retail revenue was $6.0 million versus $2.9 million in the third quarter of 2018.
●	Technology licensing and other revenue was $7.9 million. This was higher than expected due to non-recurring incremental low margin revenue relating to investee support.

Operating expenses increased 181% to $87.0 million.

●

Cost of revenue was $15.0 million, compared to $10.1 million in the second quarter of 2019. Within the total, $6.0 million related to retail revenue, $8.8 million related to microlending and $0.2 million related to the browser and news business area.

●

Personnel expenses including share-based remuneration were $19.5 million, a 108% increase. This expense consists of cash-based compensation expense of $18.0 million, and $1.5 million of share-based remuneration expense. The increase included approximately $4.0 million of short-term elevated compensation cost relating to investee support, and some staff increases mainly related to Opera News, Opera Ads, microlending and other growth initiatives.

●	Marketing and distribution expenses were $20.0 million, an increase of 160% following our previously announced efforts to further invest in accelerating our growth in 2019.
●

Credit loss expense was $19.6 million, including $20.0 million related to microlending which was partially offset by a $0.4 million reduction in credit loss provision within the browser and news segment.

●	Depreciation and amortization expenses were $4.5 million, a 48% increase. The increase is largely the result of the adoption of IFRS 16 on January 1, 2019.
●	Other operating expenses were $8.3 million, a 19% increase.

Operating profit was $6.7 million, representing an operating margin of 7%, compared to $11.8 million and a 27% margin in the year-ago quarter. The decline was largely due to the increased investment in marketing and distribution activities and increased headcount associated with our growth initiatives.

Share of net income of associates and joint ventures amounted to $23.3 million, including a non-cash gain from the increased OPay valuation in connection with the company’s recent funding round.

Income tax expense was $1.7 million, compared to an expense of $1.0 million in the year-ago quarter.

Net income was $28.1 million, compared to $9.7 million in the third quarter of 2018.

Net income per ADS was $0.25 in the quarter, and $0.25 on a diluted basis.

Adjusted net income per ADS was $0.28 in the quarter, and $0.27 on a diluted basis. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 221.6 million, corresponding to 110.8 million ADSs. Note that the third quarter only includes 1.0 million impact of the 7.5 million new ADSs issued as part of the company’s follow-on offering. An additional 1.1 million new ADSs were issued in October related to the underwriters’ execution of the over-allotment option.

Adjusted EBITDA was $12.6 million, representing a 13% adjusted EBITDA margin, compared to $16.5 million in third quarter 2018. Adjusted EBITDA excludes share-based remuneration.

Adjusted Net Income was $30.6 million in the quarter, representing a 33% adjusted net margin compared to $12.5 million in third quarter 2018. Adjusted net income excludes share-based remuneration and amortization of intangible assets related to acquisitions (all of which relates to the Opera privatization in 2016). Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing adjustments.

Other highlights included a follow-on public offering of 8.6 million American Depositary Shares (ADS), raising a total of $82.6 million net of underwriting discounts and commissions. The initial offering of 7.5 ADSs was completed on September 24th and the underwriters’ execution of the over-allotment option of 1.1 million ADSs was completed on October 16th.

Conference call

Opera’s management team will host a conference call from Lagos, Nigeria at 8:00 AM U.S. Eastern Time (2:00 PM Central European Time, 9:00 PM Beijing/Hong Kong time) on Thursday, November 14, 2019.

The dial-in details for the live conference call are:

United States: +1 (877) 506-7703

China: +86 400 682 8609

Hong Kong: +852 5819 4851

Norway: +47 239 64173

United Kingdom: +44 (0)203 107 0289

International: +1 (786) 815-8450

Confirmation Code: 7235635

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration and expensed costs related to our recent initial public offering, less other income.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, and expensed costs related to our recent initial public offering.

We believe that adjusted EBITDA and adjusted net income provides useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Opera and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its goals and strategies; its expected development and launch, and market acceptance, of its products and services; its expectations regarding demand for and market acceptance of our brand, platforms and services; our expectations regarding growth in our user base and level of engagement; its ability to attract, retain and monetize users; its ability to continue to develop new technologies and/or upgrade our existing technologies and quarterly variations in its operating results caused by factors beyond its control and global macroeconomic conditions and its potential impact in the markets it has businesses. All information provided in this press release is as of the date hereof, and Opera undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Opera believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in Opera’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Opera

Opera is a leading global internet brand with an engaged and growing base of over 350 million average monthly active users. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and highly active user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers as well as our AI-powered news reader Opera News and our app-based microfinance solutions.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or (408) 596-3055

For media enquiries, please contact: press-team@opera.com

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per share and ADS amounts]	2018	2019	2018	2019
Revenue	42,795	93,678	122,069	205,245

Operating expenses
Cost of revenue	(3,663)	(15,023)	(5,741)	(32,906)
Personnel expenses including share-based remuneration	(9,378)	(19,495)	(29,844)	(46,180)
Marketing and distribution expenses	(7,709)	(20,029)	(22,885)	(55,799)
Credit loss expense	(162)	(19,641)	167	(27,274)
Depreciation and amortization	(3,051)	(4,511)	(9,817)	(12,934)
Other expenses	(6,992)	(8,326)	(21,862)	(22,236)
Total operating expenses	(30,954)	(87,026)	(89,982)	(197,329)

Operating profit (loss)	11,841	6,652	32,086	7,917

Share of net income (loss) of associates and joint ventures	(1,757)	23,295	(3,381)	26,252

Net finance income (expense)
Finance income	629	611	827	3,970
Finance expense	(54)	(222)	(131)	(548)
Net foreign exchange gain (loss)	28	(539)	140	(693)
Net finance income (expense)	603	(151)	836	2,728

Net income (loss) before income taxes	10,687	29,797	29,541	36,897
Income tax (expense) benefit	(970)	(1,677)	(5,794)	(974)
Net income (loss)	9,717	28,120	23,747	35,923

Net income (loss) attributable to:
Equity holders of the parent	9,717	28,120	23,747	35,923
Non-controlling interests	-	-	-	-
Total net income (loss) attributed	9,717	28,120	23,747	35,923

Weighted average number of ordinary shares outstanding
Basic, millions(1)	209.99	221.55	196.83	220.31
Diluted, millions(2)	216.82	225.89	202.92	224.83

Net income (loss) per ordinary share
Basic, US$	0.05	0.13	0.12	0.16
Diluted, US$	0.05	0.12	0.12	0.16

Net income (loss) per ADS
Basic, US$	0.09	0.25	0.24	0.33
Diluted, US$	0.09	0.25	0.23	0.32

(1) Assuming 200 million shares in Opera Limited were outstanding for all periods presented prior to the Initial Public Offering (IPO), less 9.75 million shares that were surrendered by two shareholders upon completion of the IPO. As of September 30, 2019, the total number of shares outstanding for Opera Limited was 235,576,326, equivalent to 117,788,163 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2018	2019	2018	2019
Net income (loss)	9,717	28,120	23,747	35,923

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	(177)	(1,982)	(1,273)	(2,092)
Reclassification of exchange differences on loss of control	-	-	(138)	7
Share of other comprehensive income (loss) of associates and joint ventures	-	-	-	(41)
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	(177)	(1,982)	(1,411)	(2,126)
Total comprehensive income (loss)	9,541	26,139	22,336	33,797

Total comprehensive income (loss) attributable to:
Equity holders of the parent	9,541	26,139	22,336	33,797
Non-controlling interests	-	-	-	-
Total comprehensive income (loss) attributed	9,541	26,139	22,336	33,797

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of September 30,
[US$ thousands]	2018	2019
ASSETS
Non-current assets
Furniture, fixtures and equipment	12,162	27,689
Intangible assets	115,444	112,355
Goodwill	421,578	421,578
Investments in associates and joint ventures	35,060	67,560
Non-current financial assets	2,025	2,689
Deferred tax assets	944	-
Total non-current assets	587,213	631,870

Current assets
Trade receivables	37,468	47,983
Loans to customers	3,092	55,508
Other receivables	4,031	3,931
Prepayments	14,372	26,857
Inventories	-	1,932
Other current financial assets	89	-
Marketable securities	1,165	45,253
Cash and cash equivalents	177,873	170,697
Total cash, cash equivalents, and marketable securities	179,038	215,950
Total current assets	238,090	352,161
TOTAL ASSETS	825,303	984,031

EQUITY AND LIABILITIES
Equity
Share capital	22	24
Other paid in capital	738,690	803,896
Retained earnings	36,432	76,044
Foreign currency translation reserve	316	(1,810)
Equity attributed to equity holders of the parent	775,460	878,154
Non-controlling interests	-	-
Total equity	775,460	878,154

Non-current liabilities
Non-current lease liabilities and other loans	2,271	9,750
Deferred tax liabilities	13,358	13,654
Other non-current liabilities	212	130
Total non-current liabilities	15,841	23,534

Current liabilities
Trade and other payables	17,957	41,542
Current lease liabilities and other loans	2,490	26,471
Income tax payable	1,920	1,700
Deferred revenue	1,932	1,159
Other current liabilities	9,701	11,471
Total current liabilities	34,002	82,343

Total liabilities	49,843	105,877
TOTAL EQUITY AND LIABILITIES	825,303	984,031

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2017, as previously reported	19	576,512	5,366	1,605	583,503
Impact of new accounting standards	-	-	(629)	-	(629)
As of January 1, 2018, restated	19	576,512	4,737	1,605	582,874
Net income (loss)	-	-	23,747	-	23,747
Other comprehensive income (loss)	-	-	-	(1,411)	(1,411)
Total comprehensive income (loss)	-	-	23,747	(1,411)	22,336
Contribution of equity, net of transaction costs	3	167,153	-	-	167,156
Share-based remuneration expense	-	-	4,638	-	4,638
As of September 30, 2018	22	743,665	33,122	194	777,003

[US$ thousands]	Share capital (1)	Other paid in capital (1)	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income (loss)	-	-	35,923	-	35,923
Other comprehensive income (loss)	-	-	-	(2,126)	(2,126)
Total comprehensive income (loss)	-	-	35,923	(2,126)	33,797
Contribution of equity, net of transaction costs	2	70,986	-	-	70,988
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	3,624	-	3,624
As of September 30, 2019	24	803,896	76,044	(1,810)	878,154

(1) The amounts of share capital and other paid in capital have been amended by reclassifying amounts between the two equity components.

OPERA LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands]	2018	2019	2018	2019

Net cash flow from (used in) operating activities	6,820	(17,539)	21,713	(24,460)
Net cash flow from (used in) investing activities	(2,426)	(35,311)	(3,713)	(62,794)
Net cash flow from (used in) financing activities	169,463	90,206	167,117	81,041

Net change in cash and cash equivalents	173,857	37,356	185,118	(6,213)

Cash and cash equivalents at beginning of period	43,993	134,155	33,207	177,873
Net foreign exchange difference	(209)	(813)	(682)	(962)
Cash and cash equivalents at end of period	217,642	170,697	217,642	170,697

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three months ended September 30, 2018
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	19,130	-	-	-	19,130
Advertising	15,679	-	-	-	15,679
Origination fees and interest	-	-	-	-	-
Airtime and handsets	-	-	2,871	-	2,871
Technology licensing and other revenue	-	-	-	5,116	5,116
Total revenue	34,809	-	2,871	5,116	42,795

Cost of revenue	(672)	-	(2,991)	-	(3,663)
Marketing and distribution expenses	(7,709)	-	-	-	(7,709)
Credit loss expense	(162)	-	-	-	(162)
Direct expenses	(8,543)	-	(2,991)	-	(11,534)

Contribution by business area	26,266	-	(120)	5,116	31,262

[US$ thousands]	Three months ended September 30, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	21,527	-	-	-	21,527
Advertising	18,349	-	-	-	18,349
Origination fees and interest	-	39,858	-	-	39,858
Airtime and handsets	-	-	6,006	-	6,006
Technology licensing and other revenue	-	-	-	7,937	7,937
Total revenue	39,876	39,858	6,006	7,937	93,678

Cost of revenue	(207)	(8,797)	(6,019)	-	(15,023)
Marketing and distribution expenses	(16,831)	(3,198)	-	-	(20,029)
Credit loss expense	345	(19,986)	-	-	(19,641)
Direct expenses	(16,693)	(31,981)	(6,019)	-	(54,693)

Contribution by business area	23,183	7,877	(13)	7,937	38,985

[US$ thousands]	Nine months ended September 30, 2018
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	59,115	-	-	-	59,115
Advertising	42,312	-	-	-	42,312
Origination fees and interest	-	-	-	-	-
Airtime and handsets	-	-	2,871	-	2,871
Technology licensing and other revenue	-	-	-	17,771	17,771
Total revenue	101,427	-	2,871	17,771	122,069

Cost of revenue	(2,750)	-	(2,991)	-	(5,741)
Marketing and distribution expenses	(22,885)	-	-	-	(22,885)
Credit loss expense	167	-	-	-	167
Direct expenses	(25,468)	-	(2,991)	-	(28,459)

Contribution by business area	75,959	-	(120)	17,771	93,610

[US$ thousands]	Nine months ended September 30, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	63,514	-	-	-	63,514
Advertising	48,649	-	-	-	48,649
Origination fees and interest	-	56,466	-	-	56,466
Airtime and handsets	-	-	20,471	-	20,471
Technology licensing and other revenue	-	-	-	16,145	16,145
Total revenue	112,163	56,466	20,471	16,145	205,245

Cost of revenue	(1,420)	(11,058)	(20,428)	-	(32,906)
Marketing and distribution expenses	(51,730)	(4,069)		-	(55,799)
Credit loss expense	(200)	(27,074)	-	-	(27,274)
Direct expenses	(53,350)	(42,201)	(20,428)	-	(115,979)

Contribution by business area	58,813	14,265	43	16,145	89,266

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended September 30,		Nine Months Ended September 30,
Personnel expenses including share-based remuneration	2018	2019	2018	2019
Personnel expenses excluding share-based remuneration	8,617	18,012	26,416	41,726
Share-based remuneration, including related social security costs	761	1,483	3,427	4,454
Total	9,378	19,495	29,844	46,180

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended September 30,		Nine Months Ended September 30,
Other expenses	2018	2019	2018	2019
Hosting	2,470	1,879	7,649	5,278
Audit, legal and other advisory services	1,865	2,122	6,743	6,093
Software license fees	356	494	1,248	1,789
Rent and other office expense	1,032	1,553	3,368	3,917
Travel	540	1,017	1,570	2,401
Other	729	1,262	1,284	2,757
Total	6,992	8,326	21,862	22,236

Non-IFRS financial measures

	Three Months Ended September 30,		Nine Months Ended September 30,
[US$ thousands, except per share and ADS amounts]	2018	2019	2018	2019
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	9,717	28,120	23,747	35,923
Add: Income tax expense (benefit)	970	1,677	5,794	974
Add: Net finance expense (income)	(603)	151	(836)	(2,728)
Add: Share of net loss (income) of associates and joint ventures	1,757	(23,295)	3,381	(26,252)
Add: Depreciation and amortization	3,051	4,511	9,817	12,934
Add: Share-based remuneration	761	1,483	3,427	4,454
Add: Expensed IPO related costs	843	-	2,952	-
Adjusted EBITDA	16,495	12,647	48,283	25,305

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	9,717	28,120	23,747	35,923
Add: Share-based remuneration	761	1,483	3,427	4,454
Add: Amortization of acquired intangible assets	1,280	1,280	3,840	3,840
Add: Expensed IPO related costs	843	-	2,952	-
Income tax adjustment (1)	(106)	(305)	(816)	(1,029)
Adjusted net income	12,494	30,578	33,151	43,188

Weighted average number of ordinary shares outstanding
Basic, millions	209.99	221.55	196.83	220.31
Diluted, millions	216.82	225.89	202.92	224.83

Adjusted net income (loss) per ordinary share
Basic, US$	0.06	0.14	0.17	0.20
Diluted, US$	0.06	0.14	0.16	0.19

Adjusted net income (loss) per ADS
Basic, US$	0.11	0.28	0.34	0.39
Diluted, US$	0.11	0.27	0.33	0.38

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration, deferred taxes on the amortization of acquired intangible assets, and expensed IPO-related costs.